# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Whitehawk Therapeutics, Inc., CIK 0001422142
CUSIP: 00032Q104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2 HEADQUARTERS PLAZA, EAST BUILDING, 11TH FLOOR, MORRISTOWN, New Jersey (NJ), 07960
Date of event which requires filing of this statement: 05/12/2026
Amends the filing with accession number 0000902664-21-003006
Filed by CIK 0001633313
Persons authorized to receive notices and communications: Scott Epstein, Avoro Capital Advisors LLC, 110 Greene Street, Suite 800, New York, New York (NY), 10012, 212-937-4970; Ele Klein & David Curtiss, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Avoro Capital Advisors LLC (CIK 0001633313): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 15,893,516; shared voting power 0; sole dispositive power 15,893,516; shared dispositive power 0; aggregate amount beneficially owned 15,893,516 (19.99% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 13,044,114 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. As more fully described in Item 5, the Pre-Funded Warrants are subject to the 19.99% Blocker (as defined in Item 5(a)) and the percentage set forth on row (13) gives effect to the 19.99% Blocker. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (7), (9) and (11) reflect the full exercise of the Pre-Funded Warrants reported on this cover page; however, the ability to exercise such Pre-Funded Warrants at any given time is subject to the 19.99% Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.
- Avoro Ventures LLC (CIK 0001879253): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,288,950; shared voting power 0; sole dispositive power 2,288,950; shared dispositive power 0; aggregate amount beneficially owned 2,288,950 (4.1% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 1,666,600 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. As more fully described in Item 5, Avoro Ventures beneficially owns Pre-Funded Warrants subject to the19.99% Blocker. The percentage set forth on row (13) and the number of shares of Common Stock set forth on rows (7), (9) and (11) reflect the full exercise of the Pre-Funded Warrants reported on this cover page; however, the ability to exercise such Pre-Funded Warrants at any given time is subject to the 19.99% Blocker which applies to the beneficial ownership of the Reporting Persons in the aggregate.
- Behzad Aghazadeh (CIK 0001701815): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 18,292,675; shared voting power 0; sole dispositive power 18,292,675; shared dispositive power 0; aggregate amount beneficially owned 18,292,675 (19.99% of the class)
  Comment: The amounts in rows (7), (9) and (11) include 110,209 shares of Common Stock underlying director stock options and 14,710,714 shares of Common Stock issuable upon exercise of Pre-Funded Warrants. As more fully described in Item 5, the Pre-Funded Warrants are subject to the 19.99% Blocker and the percentage set forth on row (13) gives effect to the 19.99% Blocker. However, rows (7), (9) and (11) show the number of shares of Common Stock that would be issuable upon the full exercise of the Pre-Funded Warrants and does not give effect to the 19.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 19.99% Blocker, is less than the number of securities reported on rows (7), (9) and (11).

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: Whitehawk Therapeutics, Inc.
Address of issuer's principal executive offices: 2 HEADQUARTERS PLAZA, EAST BUILDING, 11TH FLOOR, MORRISTOWN, New Jersey (NJ), 07960
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 4, 2021 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"). This Amendment No. 5 amends and restates Items 5(a)-(c) and supplements Items 3 and 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Pre-Funded Warrants to purchase 6,377,714 shares of Common Stock were acquired on behalf of Avoro Life Sciences by Avoro Capital for an aggregate purchase price of approximately $25,000,001 including brokerage commissions, using the working capital of Avoro Life Sciences.

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 12, 2026, the Issuer entered into a Securities Purchase Agreement (the "2026 Securities Purchase Agreement") with Avoro Life Sciences Fund LLC ("Avoro Life") and certain other purchasers named therein (collectively, the "2026 PIPE Investors"). Pursuant to the 2026 Securities Purchase Agreement, the Issuer agreed to sell to Avoro Life an aggregate of 6,377,714 pre-funded warrants (the "Pre-Funded Warrants") to acquire Common Stock at a purchase price of $3.9199 per share (the "2026 PIPE Financing").

The Pre-Funded Warrants will have an exercise price of $0.0001 per share of Common Stock, be immediately exercisable, and remain exercisable until exercised in full. Avoro Life may not exercise a Pre-Funded Warrant if it, together with its affiliates, would beneficially own more than 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. Avoro Life may decrease or, by providing at least 61 days' prior notice to the Issuer, increase such percentages not in excess of 19.99%. The foregoing summaries of the 2026 Securities Purchase Agreement and the Pre-Funded Warrants do not purport to be complete and are qualified in their entireties by reference to the 2026 Securities Purchase Agreement and the form of Pre-Funded Warrant, which are included as Exhibit 99.10 and Exhibit 99.11, respectively, hereto and are incorporated herein by reference.

At the closing of the 2026 PIPE Financing, in connection with the 2026 Securities Purchase Agreement, the Issuer will enter into a 2026 Registration Rights Agreement (the "2026 Registration Rights Agreement") with the 2026 PIPE Investors. Pursuant to the 2026 Registration Rights Agreement, the Issuer is required to prepare and file a resale registration statement with the SEC on or prior to the later of (i) 30 calendar days following the closing of the 2026 PIPE Financing. The Issuer will be required to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 60 calendar days following the closing of the 2026 PIPE Financing (or within 90 calendar days following the closing of the 2026 PIPE Financing if the SEC reviews such registration statement), subject to acceleration under certain circumstances. The foregoing summary of the 2026 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of 2026 Registration Rights Agreement, which is included as Exhibit 99.12 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 68,494,043 shares of Common Stock, which is the sum of (i) 49,452,463 shares of Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 filed by the Issuer with the Securities and Exchange Commission on May 7, 2026, (ii) 4,330,866 shares of Common Stock to be issued pursuant to the 2026 PIPE Financing, as disclosed on the Issuer's Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 13, 2026 and (iii) 14,710,714 shares of Common Stock to be issued based upon the exercise of the Pre-Funded Warrants held pursuant to the 2024 PIPE Financing and the 2026 PIPE Financing, subject to the 19.99% Blocker (as defined below).

Pursuant to the terms of the Pre-Funded Warrants, the Reporting Persons cannot exercise any of the Pre-Funded Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 19.99% of the outstanding Common Stock (the "19.99% Blocker"). The percentage set forth in Row (13) and the number of shares of Common Stock on rows (7), (9) and (11) of the cover page for each Reporting Person give effect to the 19.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all the Pre-Funded Warrants held by the Funds due to the 19.99% Blocker.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information disclosed in Item 4 of this Amendment No. 5 to the Schedule 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.10: 2026 Securities Purchase Agreement, dated May 12, 2026, by and among the Issuer and the purchasers identified on Exhibit A thereto (incorporated herein by reference in Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on May 13, 2026).

Exhibit 99.11: Form of Pre-Funded Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on May 13, 2026).

Exhibit 99.12: Form of 2026 Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on May 13, 2026).

## Signatures
- Avoro Capital Advisors LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (05/14/2026)
- Avoro Ventures LLC: /s/ Scott Epstein, Scott Epstein, Chief Operating Officer & Chief Compliance Officer (05/14/2026)
- Behzad Aghazadeh: /s/ Behzad Aghazadeh, Behzad Aghazadeh, Individually (05/14/2026)